UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                               Fellows Energy Ltd.

-------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   314347-10-5

-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 George S. Young
              8716 Arapahoe Road, Boulder, CO 80303, (720) 308-6108

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 2004

-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   314347-10-5
-----------------------

--------------------------------------------------------------------------------

                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           Diamond Oil and Gas Corporation  (EIN: Not yet
                           -----------------------------------------------------
                           available) and George S. Young
                           -----------------------------------------------------
--------------------------------------------------------------------------------

                 2.        Check the Appropriate Box if a Member of a Group
                          (See Instructions)
                      (a)
                        --------------------------------------------------------

                      (b)
                        --------------------------------------------------------
--------------------------------------------------------------------------------

                 3.        SEC Use Only

--------------------------------------------------------------------------------

                 4.        Source of Funds (See Instructions) OO
                                                              ------------------
--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           -----------------------------------------------------
--------------------------------------------------------------------------------

                 6.        Citizenship or Place of Organization Diamond Oil
                                                                ----------------
                           and Gas Corporation is a Nevada corporation;
                           -----------------------------------------------------
                           George S. Young is a U.S. citizen
                           -----------------------------------------------------
--------------------------------------------------------------------------------

                 7.        Sole Voting Power     3,500,000
                                            ------------------------------------
Number of
Shares           8.        Shared Voting Power   0
Owned by                                     -----------------------------------
Each
Reporting        9.        Sole Dispositive Power   3,500,000
Person                                          --------------------------------
With

                 10.       Shared Dispositive Power   0
                                                  ------------------------------
--------------------------------------------------------------------------------

                 11.       Aggregate Amount Beneficially Owned by Each
                           Reporting Person  3,500,000
                                             -----------------------------------
--------------------------------------------------------------------------------
                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                           ---------------------
--------------------------------------------------------------------------------
                 13.       Percent of Class Represented by Amount in Row (11)
                           8.4%
                           -----------------------------------------------------
--------------------------------------------------------------------------------
                 14.       Type of Reporting Person (See Instructions)
                           Diamond Oil and Gas Corporation:
                           CO; George S. Young:  IN.
                           -----------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Fellows Energy Ltd., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8716 Arapahoe Road, Boulder, CO 80303.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a)     Name:                                 Diamond Oil and Gas Corporation
                                              George S. Young, its sole officer,
                                              director and shareholder

(b)     Business Address:                     101 Convention Center Drive, Suite
                                              700, Las Vegas, Nevada  89109

(c)     Present Principal Occupation:         Oil and gas exploration
(d)     Disclosure of Criminal Proceedings:   n/a
(e)     Disclosure of Civil Proceedings:      n/a

(f)     Citizenship:                          Diamond Oil and Gas Corporation:
                                              Nevada
                                              George S. Young:  U.S.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Diamond Oil and Gas Corporation, a Nevada corporation, ("Diamond") acquired 3,500,000 shares from the Issuer in exchange for Diamond assigning its rights to an agreement concerning the lease and operation of oil and gas interests to the Issuer. George S. Young is the sole officer, director and shareholder of Diamond.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Diamond acquired 3,500,000 shares from the Issuer in exchange for assigning its rights to an agreement concerning the lease and operation of oil and gas interests to the Issuer. George S. Young is the sole officer, director and shareholder of Diamond.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------


Diamond beneficially owns a total of 3,500,000 shares of the Issuer's common stock as follows:

(a) Diamond acquired 3,500,000 shares from the Issuer in exchange for assigning its rights to an agreement concerning the lease and operation of oil and gas interests to the Issuer. Diamond owns 3,500,000 shares, which comprises 8.4% of the Issuer's total issued and outstanding shares. George S. Young is the sole officer, director and shareholder of Diamond.

(b) Diamond has sole voting and dispositive power as to the 3,500,000 shares it owns directly; Mr. George S. Young, an officer and director of the Issuer is the sole owner of Diamond.


(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------

Reference is made to the report on Form 8-K made by the Issuer on January 6, 2004 regarding the transaction in which the Issuer is to issue 3,500,000 shares to Diamond pursuant to a share purchase agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Reference is made to Exhibit 10.1 filed as an exhibit to the Issuer's current report on Form 8-K filed January 6, 2004.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 13, 2004
---------------------------------------------------------------------
Date


/s/ George S. Young
---------------------------------------------------------------------
George S. Young, owner of Diamond Oil and Gas Corporation


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)